Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, September 24 2015

APPOINTMENT OF NEW NON EXECUTIVE DIRECTOR

•     MOKO Social Media appoints Diana Rhoten to the Board

MOKO Social Media Limited (NASDAQ:MOKO – ASX:MKB) has appointed Diana Rhoten to the Company’s Board as a Non-Executive Director with effect from 1 October 2015.

Ms Rhoten, Ph.D. is an Associate Partner of IDEO’s New York office, an award-winning global design firm focused on helping organizations innovate and grow. Ms Rhoten actively assists IDEO’s clients through the design of new businesses, ventures, and partnerships. In addition to her role at IDEO, Ms Rhoten is also a Senior Advisor to Purpose, experts in creating and scaling social movements powered by technology and enabled by people, and an Advisor to Kam.io, a social networking platform for creating, mixing, and sharing digital assets.

Ms Rhoten’s experience spans business, government and philanthropy. Her previous roles include Chief Strategy Officer for Amplify Education, Founder and Director of the New Youth City Learning Network, Founder and Managing Director of Startl, and Founder and Director of the Knowledge Institutions Program, an initiative of the Social Science Research Council.

“We are delighted that Diana has agreed to join the Board,” said MOKO Social Media Chairman, Greg McCann. “Diana has an outstanding track record and her wealth of knowledge and experience will be a valuable asset as we continue to execute our US growth strategy.”

"I am thrilled to join the MOKO team,” said Ms Rhoten. “Not only is this an exciting moment for the company, it's a compelling time in the new media market. While social networks have done a lot to shape the way we connect with family and friends online, the next wave of change is really all about how we build online and offline communities through interest-based networks. MOKO is extremely well positioned to charge that wave, and I'm looking forward to the ride."

Ms Rhoten has been published in numerous academic journals and co-authored several manuscripts. She has a Ph.D. and an M.A. from Stanford University, as well as a M.Ed. from Harvard University and a B.A. from Brown University. She is both a Fulbright Scholar and a Sigma Xi Distinguished Lecturer.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

For more information contact:

US:

Jason Nash 202 431 1042 jason.nash@mokosocialmedia.com

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media and publishing, providing innovative products and content to enable communities to engage and interact. MOKO is a platform publishing company that provides tailored content for high value, niche user groups. Mobile devices, including cell phones and tablets, account for 90 percent of user engagement.

MOKO is currently targeting students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. MOKO aims to capture these audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices.

MOKO then generates revenue from sponsorship, content syndication, social network distribution, advertising and other monetization of the platforms.

This integrated approach gives MOKO unique exposure to attractive markets that can be leveraged for revenue and growth. As MOKO grows there are clear synergies across different products, as well significant opportunities for cross promotion and diversification.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.